FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For April 28, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

28th April 2016

Update on the disposal of Williams & Glyn

Since the last update provided with the 2015 Annual Results, we have undertaken further extensive analysis on the separation and divestment of Williams & Glyn. As a result of this analysis, we have concluded that there is a significant risk that the separation and divestment to which we are committed will not be achieved by 31st December 2017. Due to the complexities of Williams & Glyn's customer and product mix, the programme to create a cloned banking platform continues to be very challenging and the timetable to achieve separation is uncertain. RBS is exploring alternative means to achieve separation and divestment. The overall financial impact on RBS is now likely to be significantly greater than previously estimated.

As scheduled, we will be announcing our Q1 2016 results on Friday, 29th April 2016.

For further information please contact:

Investor Relations
+44 (0) 20 7672 1758

RBS Media Relations
+44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	April 28, 2016	By:	/s/ Sally Sutherland
			Name:	Sally Sutherland
			Title:	Assistant Secretary